EXHIBIT 99.11

Fortuna Silver Mines Inc.

March 31, 2011

Condensed Consolidated Interim Financial Statements

Prepared by Management, May 13, 2011

(Unaudited - All amounts in US$’000 unless otherwise stated)

Condensed Consolidated Interim Financial Statements of

Fortuna Silver Mines Inc.

March 31, 2011

Notice to Reader of the Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011

In accordance with National Instrument 51-102, of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited condensed consolidated interim financial statements.

The unaudited condensed consolidated interim financial statements of Fortuna Silver Mines Inc. (the “Company”) for the three month period ended March 31, 2011 (“Financial Statements”) have been prepared by management.  The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2010, which are available at the SEDAR website at www.sedar.com.  The Financial Statements are stated in terms of thousands of United States dollars, unless otherwise indicated, and are prepared in accordance with International Financial Reporting Standards.

FORTUNA SILVER MINES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME
(Unaudited - Expressed in thousands of US Dollars, except for share and per share amounts)

		Three months ended March 31,
	Notes	2011	2010
Sales		$21,673	$17,376
Cost of sales		8,620	7,920
Mine operating income		13,053	9,456

Other expenses
Selling, general and administrative expenses	9a) b) d)	3,632	1,993
Exploration and evaluation costs		355	69
Net loss (gain) on commodity contracts		1,011	(1,747)
(Gain) loss on disposal of mineral properties, property,
plant and equipment		(22)	103
Operating income		8,077	9,038

Finance items
Interest income		250	72
Interest expense		(137)	(76)
Net finance income		113	(4)

Income before tax		8,190	9,034

Income taxes		3,408	3,310
Income for the period		$4,782	$5,724

Earnings per Share - Basic		$0.04	$0.06
Earnings per Share - Diluted		$0.04	$0.05
Weighted average number of shares outstanding - Basic		122,609,332	99,859,302
Weighted average number of shares outstanding - Diluted		123,998,696	104,776,752

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

FORTUNA SILVER MINES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited - Expressed in thousands of US Dollars)

	Three months ended March 31,
	2011	2010
Income for the period	$4,782	$5,724
Other comprehensive income
Unrealized gain on translation to reporting currency	1,913	1,239
Other comprehensive income	1,913	1,239
Total comprehensive income for the period	$6,695	$6,963

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

FORTUNA SILVER MINES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of US Dollars)

		Three months ended March 31,
	Notes	2011	2010
OPERATING ACTIVITIES
Net income for the period		$4,782	$5,724
Items not involving cash
Depletion and depreciation		1,823	1,498
Discount unwinding		39	39
Deferred income tax		21	1,137
Share-based payments		451	-
Unrealized loss (gain) on commodity contracts		612	(3,012)
(Gain) loss on disposal of mineral properties, property, plant and
equipment		(22)	103
Accrued interest on loans receivable and payable		15	(4)
		7,721	5,485
Changes in non-cash working capital items
Accounts receivable and prepaid expenses		1,190	(370)
Inventories		(1,137)	(284)
Accounts payable and accrued liabilities		2,382	703
Due to related parties		36	5
Income tax payable		(1,857)	(1,034)
Net cash provided by operating activities		8,335	4,505

INVESTING ACTIVITIES
Purchase of short term investments		(20,333)	(1,500)
Redemptions in short term investments		20,331	6,519
Expenditures on mineral properties, property, plant and equipment		(12,330)	(4,354)
Payments of value added taxes on purchase of property, plant and
equipment		(1,276)	(61)
Advances of deposits on long term assets		(12,619)	(17)
Receipts of deposits on long term assets		7,085	-
Proceeds on disposal of mineral properties, property, plant and equipment		486	13
Net cash (used in) provided by investing activities		(18,656)	600

FINANCING ACTIVITIES
Proceeds from long term debt		18	-
Net proceeds on issuance of common shares		328	31,412
Repayment of finance lease obligations		(270)	(259)
Net cash provided by financing activities		76	31,153

Effect of exchange rate changes on cash and cash equivalents		1,420	1,194

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(10,245)	36,258

Cash and cash equivalents - beginning of year		70,298	30,763

CASH AND CASH EQUIVALENTS - END OF PERIOD		$61,473	$68,215

Cash received or paid for interest and income taxes:
Cash received for interest		$205	$50
Cash paid for income taxes		$1,034	$270
Supplemental cash flow information	13

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

FORTUNA SILVER MINES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of US Dollars)

		March 31,	December 31,	January 1,
	Notes	2011	2010	2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	$61,473	$70,298	$30,763
Short term investments		21,095	20,509	6,034
Accounts receivable and other assets	5	12,774	13,454	8,635
GST/HST and value added tax receivable	5	4,795	3,542	601
Inventories	6	5,155	4,018	2,328
		105,292	111,821	48,361
NON-CURRENT ASSETS
Deposits on long term assets	5	10,226	4,686	16
Mineral properties, property, plant and equipment	7	127,030	117,363	85,175
		$242,548	$233,870	$133,552

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	8	$11,882	$9,303	$5,136
Due to related parties	9 c)	78	40	49
Derivatives	4	745	133	3,055
Income tax payable		2,334	4,192	2,949
Current portion of long term liability	10	1,000	1,083	1,038
		16,039	14,751	12,227
NON-CURRENT LIABILITIES
Leases and long term liabilities	10	3,384	3,166	1,454
Provisions	11	4,979	4,881	2,917
Deferred income tax liabilities		8,503	8,482	5,593
		32,905	31,280	22,191
SHAREHOLDERS’ EQUITY
Common shares		181,039	180,403	104,701
Contributed surplus		10,838	11,116	14,315
Retained earnings (deficit)		13,130	8,348	(7,655)
Accumulated other comprehensive income		4,636	2,723	-
		17,766	11,071	(7,655)
		209,643	202,590	111,361
		$242,548	$233,870	$133,552
Contingencies and capital commitments	17
Subsequent event	18
First-time adoption of IFRS	1 b), 19

APPROVED BY THE DIRECTORS:

	, Director		, Director
Jorge Ganoza Durant		Robert R. Gilmore

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

FORTUNA SILVER MINES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of US Dollars, except for share amounts)

	Share Capital
	Shares	Amount	Contributed Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss) ("AOCI")	Total Retained Earnings (Deficit) and AOCI	Total Shareholders' Equity
Balance - December 31, 2010	122,497,465	$180,403	$11,116	$8,348	$2,723	$11,071	$202,590
Issuance of shares under bought deal financing, net of issuance	-	(43)	-	-	-	-	(43)
Exercise of options	395,000	371	-	-	-	-	371
Issuance of shares for property	6,756	30	-	-	-	-	30
Transfer of contributed surplus on exercise of options	-	278	(278)	-	-	-	-
Income for the period	-	-	-	4,782	-	4,782	4,782
Unrealized gain (loss) on translation to reporting currency	-	-	-	-	1,913	1,913	1,913
Total comprehensive income for the period						6,695	6,695
Balance - March 31, 2011	122,899,221	$181,039	$10,838	$13,130	$4,636	$17,766	$209,643

Balance - December 31, 2009	94,982,652	$104,701	$14,315	$(7,655)	$-	$(7,655)	$111,361
Issuance of shares under bought deal financing, net of issuance	15,007,500	31,287	-	-	-	-	31,287
Exercise of options	129,500	125	-	-	-	-	125
Issuance of shares for property	7,813	20	-	-	-	-	20
Transfer of contributed surplus on exercise of options	-	120	(120)	-	-	-	-
Income for the period	-	-	-	5,724	-	5,724	5,724
Unrealized gain on translation of functional currency to reporting currency	-	-	-	-	1,239	1,239	1,239
Total comprehensive income for the period						6,963	6,963
Balance - March 31, 2010	110,127,465	$136,253	$14,195	$(1,931)	$1,239	$(692)	$149,756

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

1.	Corporate Information and First-Time Adoption of IFRS

a)           Corporate Information

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in silver mining and related activities, including exploration, extraction, and processing.  The Company operates the Caylloma zinc/lead/silver mine in southern Peru and is currently developing the San Jose silver/gold project in Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada with its primary listing on the Toronto Stock Exchange.

The Company’s registered office is at Suite 840, 355 Burrard Street, Vancouver, British Columbia,  Canada, V6C 2G8.

b)           First-Time Adoption of IFRS

These are the Company’s first condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).  The date of transition to IFRS is January 1, 2010.

The Company applied IFRS 1 First-time Adoption of International Financial Reporting Standards in preparing these first IFRS condensed consolidated interim financial statements.  The Company’s condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) “Interim Financial Reporting”.

The Company’s IFRS accounting policies are presented in Note 2 and have been applied in preparing the financial statements for the three month period ended March 31, 2011, the comparative information and the opening statement of financial position at the date of transition.

The effects of the transition to IFRS on shareholders’ equity, financial position, income, total comprehensive income and cash flows are presented in Note 19.

i.	First-time Adoption Exemptions Applied

IFRS 1 First-time Adoption of International Financial Reporting Standards, which governs the first-time adoption of IFRS, in general requires accounting policies to be applied retrospectively to determine the opening financial position at the Company’s transition date of January 1, 2010, and allows certain exemptions on the transition to IFRS.  The elections the Company has decided to apply and that are considered significant to the Company include:

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

1.           Corporate Information and First-Time Adoption of IFRS (continued)

b)	First-Time Adoption of IFRS (continued)

i.           First-time Adoption Exemptions Applied (continued)

—	not to restate previous business combinations;
—	not to apply IFRS 2 to share-based payment transactions settled before January 1, 2010;
—	reset the cumulative translation difference account to zero on transition;
—	apply IAS 23 “Borrowing Costs” effective, January 1, 2010; and,
—
apply IFRC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities as of January 1, 2010.  This avoids the requirement to recalculate the liability retrospectively from the date of recognition and then remeasure it at each subsequent reporting period up until the date of transition.

ii.	Mandatory exceptions under IFRS

The IFRS 1 mandatory exceptions applied by the Company in the conversion from Canadian GAAP to IFRS included estimates.  In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP unless those estimates were in error. The Company’s IFRS estimates as at the Transition Date are consistent with its Canadian GAAP estimates as at that date.

c)           Statement of Compliance

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).  These are the Company’s first International Financial Reporting Standards (“IFRS”) condensed consolidated interim financial statements and IFRS 1, First Time Adoption of IFRS has been applied, as they are part of the period covered by the Company’s first IFRS consolidated financial statements for the year ending December 31, 2011. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Board of Directors on May 13, 2011.

d)           Significant Accounting Judgments and Estimates

The preparation of these condensed consolidated financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The condensed consolidated financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the condensed consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

1.           Corporate Information and First-Time Adoption of IFRS (continued)

c)           Significant Accounting Judgments and Estimates (continued)

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.	Critical Judgments

—
The analysis of the functional currency for each entity of the Company.  In concluding that the United States dollar (“US$), with the exception of the parent entity and certain holding companies which have a Canadian dollar (“CAD$”) functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

ii.	Estimates

—	the recoverability of amounts receivable which are included in the consolidated statements of financial position;
—
the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

—	the carrying value of the short term investments and the recoverability of the carrying value which are included in the consolidated statements of financial position;
—	the determination of net realizable value of inventories on the consolidated statements of financial position;
—
the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

—
the determination of mineral reserve, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

—	the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;
—
the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

—
the provision for income taxes which is included in the consolidation statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

—	the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position;

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

1.           Corporate Information and First-Time Adoption of IFRS (continued)

c)           Significant Accounting Judgments and Estimates (continued)

ii.           Estimates (continued)

—	the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position; and,
—	the assessment of indications of impairment of each mineral properties and related determination of the net realizable value and write-down of those properties where applicable.

2.	Basic of Consolidation of Summary of Significant Accounting Policies

a)	Basis of Consolidation

These condensed consolidated financial statements include the accounts of the Company and wholly owned subsidiaries: Minera Bateas S.A.C. (“Bateas”); Fortuna Silver (Barbados) Inc.; Compania Minera Cuzcatlan SA (“Cuzcatlan”); Continuum Resources Ltd. (“Continuum”); Fortuna Silver Mines Peru S.A.C. (“FSM Peru”); and Fortuna Silver Mexico, S.A. de CV. (“FS Mexico”).

All significant inter-company transactions and accounts have been eliminated upon consolidation.

b)	Revenue Recognition

Revenue arising from the sale of metal concentrates is recognized when title and the significant risks and rewards of ownership of the concentrates have been transferred to the buyer.  The passing of title to the customer is based on the terms of the sales contract.  Final commodity prices are set in a period subsequent to the date of sale based on a specified quotational period, either one or three months after delivery at the option of the customer.  The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing forward market price. Variations recorded between the price recorded at the time of provisional settlement and the actual final price are caused by changes in metal prices.

c)	Cash and Cash Equivalents

Cash and cash equivalents are designated as fair value through profit and loss (“FVTPL”).  Transaction costs are expensed when incurred through profit and loss.  Cash and cash equivalents include cash on hand, demand deposits, and money market instruments, with maturities from the date of acquisition of 90 days or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

d)           Mineral Properties, Property, Plant and Equipment

Costs directly related to construction projects are capitalized to work-in-progress until the asset is available for use in the manner intended by management.  Completed property, plant and equipment is recorded at cost, net of accumulated depreciation and accumulated impairments..  Assets will be depreciated to their residual values over their estimated useful lives as follows:

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

2.           Basis of Consolidation and Summary of Significant Accounting Policies (continued)

d)	Mineral Properties, Property, Plant and Equipment (continued)

Land and buildings
Land	Not depreciated
Mineral property	Units of production
Buildings	6 - 20 years	Straight line

Plant and equipment
Machinery and equipment	3 - 8 years	Straight line
Furniture and other equipment	3 - 13 years	Straight line
Transport units	4 - 5 years	Straight line

Capital work in progress	Not depreciated

Equipment under finance lease is initially recorded at the present value of minimum lease payments at the inception of the lease.  Spare parts and components included in machinery and equipment, depending on the replacement period of the initial component, are depreciated over 8 to 18 months.

Interest expense allocable to the costs of construction projects is capitalized on a net basis and included in the carrying amounts of related assets until the asset is ready for use in the manner intended by management.

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the assets are ready for use in the manner intended by management.

On an annual basis, the depreciation method, useful economic life and the residual value of each component asset is reviewed, with any changes recognized prospectively over its remaining useful economic life.

i.	Evaluation and Exploration Assets

Significant payments related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices.

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties as exploration and evaluation assets when future inflow of economic benefits from the properties is probable and until such time as the properties are placed into development, abandoned, sold or considered to be impaired in value.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

2.           Basis of Consolidation and Summary of Significant Accounting Policies (continued)

d)	Mineral Properties, Property, Plant and Equipment (continued)

i.           Evaluations and Exploration Assets  (continued)

If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties.  If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Proceeds received from the sale of interests in exploration and evaluation assets are credited to the carrying value of the mineral properties, with any excess included in income.

Write-downs due to impairment in value are charged to income.  The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment.

Exploration costs that do not relate to any specific property are expensed as incurred.

ii.	Operational Mining Properties and Mine Development

For operating mines, all exploration within the mineral deposit is capitalized and amortized on a unit-of-production basis over proven and probable reserves as part of the production cost.

Costs of producing properties are amortized on a unit-of-production basis over proven and probable reserves, and costs of abandoned properties are written-off.

e)	Asset Impairment

Assets are assessed for impairment at each reporting date when changes in events or circumstances occur that indicate the assets may not be recoverable.  An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use.   For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows or cash generating units.  These are typically individual mines or development projects.  Brownfields exploration projects, located close to existing mine infrastructure, are assessed for impairment as part of the associated mine cash generating unit.

When the recoverable amount is assessed using pre-tax discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans.  For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business.

The cash flow forecasts are based on best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure and reclamation and closures costs.

Where a fair value less cost to sell model is used the cash flow forecast may include net cash flows expected to be realized from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proven or probable reserves.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

2.           Basis of Consolidation and Summary of Significant Accounting Policies (continued)

f)	Provisions

i.	Decommissioning and restoration provisions

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations are initially recognized and recorded as a liability based on estimated future cash flows discounted at a credit adjusted risk free rate. The decommissioning and restoration provision (“DRP”) is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit-adjust risk-free discount rate.

The liability is also accreted to full value over time through periodic charges to income. This unwinding of the discount is charged to interest expense in the consolidated statements of income.

The amount of the DRP initially recognized is capitalized as part of the related asset’s carrying value and amortized to income. The method of amortization follows that of the underlying asset. The costs related to a DRP are only capitalized to the extent that the amount meets the definition of an asset and can bring about future economic benefit. For a closed site or where the asset which generated a DRP no longer exists, there is no longer future benefit related to the costs and as such, the amounts are expensed. For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the liability with an offsetting adjustment to the capitalized retirement cost. For closed sites, adjustments to the DRP that are required as a result of changes in estimates are charged to income in the period in which the adjustment is identified.

ii.	Environmental disturbance restoration provisions

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions (“EDRP”). The costs associated with an EDRP are accrued and charged to earnings in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to an EDRP due to changes in estimates are also charged to earnings in the period of adjustment. These costs are not capitalized as part of the long-lived asset’s carrying value.

iii.	Other provisions

Provisions are recognized when a present legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate current market-based pre-tax discount rate.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

2.           Basis of Consolidation and Summary of Significant Accounting Policies (continued)

g)	Inventories

Inventories include metals contained in concentrates, stockpiled ore, materials, and supplies.  The classification of metals inventory is determined by the stage in the production process.  Product inventories are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal.

Ore stockpile and finished goods inventories are valued at the lower of production cost and net realizable value.  Materials and supplies are valued at the lower of average cost and net realizable value.  Production costs include all mine site costs.

h)	Income taxes

Income tax expense consists of current and deferred tax expense.  Income tax is recognized in the income or loss.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  Deferred tax assets and liabilities are measured using the enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that deferred tax asset will be recovered, the deferred tax asset is reduced.

The following temporary differences do not result in deferred tax assets or liabilities:
—	the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable income
—	goodwill
—
investments in subsidiaries, associates and jointly controlled entities where the timing of reversal of the temporary differences can be controlled and reversal in the foreseeable future is not probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to the set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

2.           Basis of Consolidation and Summary of Significant Accounting Policies (continued)

i)	Share-Based Payments

The fair value method of accounting is used for share-based payment transactions.  Under this method, the cost of share options and other equity-settled share-based payment arrangements are recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.  Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed in the period the forfeiture occurs.

Share-based payment expense relating to cash-settled awards, including deferred and restricted share units is accrued over the vesting period of the units based on the quoted market value of Company’s common shares. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

i.	Stock Option Plan

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. The fair value of the options is expensed over the vesting period of the options.

Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed in the period the forfeiture occurs.

ii.	Deferred Share Unit Plan (“DSU”)

The Company’s DSU compensation liability is accounted for based on the number of units outstanding and the quoted market value of the Company’s common shares at the financial position date.  The year-over-year change in the deferred share unit compensation liability is recognized in income.

iii.	Restricted Share Unit Plan (“RSU”)

The Company recognizes a compensation cost in operating income on a prescribed vesting basis for each RSU granted equal to the quoted market value of the Company’s common shares at the date of which RSUs are awarded to each participant prorated over the performance period and adjusts for changes in the fair value until the end of the performance date.  The cumulative effect of the change in fair value is recognized in income in the period of change.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

2.           Basis of Consolidation and Summary of Significant Accounting Policies (continued)

j)	Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period.

The diluted earnings (loss) per share calculation is based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents.  This method requires that the dilutive effect of outstanding options issued should be calculated using the treasury stock method.  This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period, but only if dilutive.

k)	Foreign Currency Translation

The presentation currency of the Company is the United States Dollar (“US$”).

The functional currency of each of the entities in the group is the US$, with the exception of the parent entity and certain holding companies which have a Canadian dollar functional currency.

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange at each financial position date.  Foreign exchange gains or losses on translation to the functional currency of an entity are recorded in income.   Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

For entities with a functional currency different from the presentation currency, translation to the presentation currency is required.  Monetary assets and liabilities are translated at the rate of exchange at the financial position date.  All non-monetary items that are measured in terms of historical cost and translated using the exchange rate as at the date of the initial transaction.  All resulting exchange differences are recognized in other comprehensive income.

l)	Financial Instruments

i.	Financial Assets

The Company classifies all financial instruments as either fair value through profit and loss (“FVTPL”), held-to-maturity (“HTM”), loans and receivables, or available-for-sale “(AFS”).  The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

2.           Basis of Consolidation and Summary of Significant Accounting Policies (continued)

l)	Financial Instruments (continued)

i.           Financial Assets (continued)

a)	Financial Assets at Fair Value Through Profit or Loss

Financial assets are classified as FVTPL when the financial asset is held-for-trading or it is a designated FVTPL.  A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term.

Financial assets classified as FVTPL are stated at fair value with any resultant gain or loss recognized in income or loss in the period in which they arise.  Transaction costs related to financial assets classified as FVTPL are recognized immediately in net income (loss).

Derivatives are categorized as held-for-trading.  Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value.  Fair value of the Company’s recognized commodity-based derivatives are based on the forward prices of the associated market index.  Gains or losses are recorded in the statement of income.

b)	Held-to-Maturity Investments

HTM investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs.  The Company does not have any assets classified as HTM investments.

c)	Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.   They are stated at fair value, net of transaction costs and are classified as current or non-current assets based on their maturity date.  They are carried at amortized cost less any impairment.  The impairment loss of receivables is based on a review of all outstanding amounts at period end.  Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would not be material.

d)	Available-For-Sale

AFS financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the financial position date.

Available-for-sale financial instruments are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost. Changes in fair value are recorded in other comprehensive income (loss) until the assets are removed from the financial position. Investments classified as available-for-sale are written down to fair value through income whenever it is necessary to reflect other than-temporary impairment. Realized gains and losses on the disposal of available-for-sale securities are recognized in investment and other income.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

2.           Basis of Consolidation and Summary of Significant Accounting Policies (continued)

l)	Financial Instruments (continued)

i.           Financial Assets (continued)

d)           Available-For-Sale (continued)

The Company does not have any assets classified as AFS.

e)	Impairment of Financial Assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each period end.  Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include the following:
—	significant financial difficulty of the issuer or counterparty;
—	default or delinquency in interest or principal payments; or
—	it has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of all financial assets, excluding trade receivables, is directly reduced by the impairment loss.  The carrying amount of trade receivables is reduced through the use of an allowance account.  When a trade receivable is considered uncollectable, it is written off against the allowance account.  Subsequent recoveries of amounts previously written off are credited against the allowance account.  Changes in the carrying amount of the allowance account are recognized in income or loss.

With the exception of AFS equity instruments, if a subsequent period, the amount of the impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized, the previously recognized impairment loss is reverse through income or loss.  On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had impairment not been recognized.

f)	Derecognition of Financial Assets

A financial asset is derecognized when:
—	the contractual right of the asset’s cash flows expire; or
—	if the Company transfers the financial asset and substantially all risks and reward of ownership to another entity.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

2.           Basis of Consolidation and Summary of Significant Accounting Policies (continued)

l)	Financial Instruments (continued)

ii.	Financial Liabilities

Long term debt and other financial liabilities are recognized initially at the fair value, net of transaction costs incurred, and are subsequently stated at amortized cost.  Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

Long term debt and other financial liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the financial position date.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

iii.	Classification and Subsequent Measurements

The Company has designated each of its significant categories of financial instruments as follows:

Financial Instrument	Classification	Measurement

Cash and Cash Equivalents	FVTPL	Fair value
Short Term Investments	FVTPL	Fair value
Accounts Receivable	Loans and receivables	Amortized cost

Long Term Receivables	Loans and receivables	Amortized cost

Derivatives	FVTPL	Fair value

Accounts Payable and Accrued Liabilities	Other liabilities	Amortized cost
Income Tax Payable	Other liabilities	Amortized cost
Due to Related Parties	Other liabilities	Amortized cost

Long Term Liability	Other liabilities	Amortized cost

The carrying value of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term maturity of those instruments.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

2.           Basis of Consolidation and Summary of Significant Accounting Policies (continued)

l)	Financial Instruments (continued)

iv.	Effective Interest Method

The effective interest method calculates the amortized cost of a financial instrument and allocates interest income or expense over the corresponding period.  The effective interest rate is the rate that discounts estimated future cash receipts or payments over the expected life of the financial instrument, or where appropriate, a shorter period, to the net carrying amount on initial recognition.  Income or expense is recognized on an effective interest basis for debt instruments other than those financial instruments classified as FVTPL.

m)	Segment Reporting

A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different than those of segments operating in other economic environments.

The business operations comprise the mining and processing of silver-lead and zinc and the sale of these products.

n)	Leases

A lease is a finance lease when substantially all of the risks and rewards incidental to ownership of the leased asset are transferred from the lessor to the lessee by the agreement. The leased assets are initially recorded at the lower of the fair value and the present value of the minimum lease payments and are depreciated over the shorter of the assets’ useful lives and the term of the lease. Interest on the lease installments is recognized as interest expense over the lease term using the effective interest method. Leases for land and buildings are recorded separately if the lease payments can be allocated accordingly.

Leases that do not transfer all the risks and rewards of ownership are classified as operating leases. Payments are recorded in the income statement using the straight line method over their estimated useful lives.

o)	Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of shares are shown in equity as a deduction from the proceeds.

p)	Related Party Transactions

Parties are considered to be related if one party has the ability directly, or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities.  A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

3.	Cash and Cash Equivalents

	March 31, 2011	December 31, 2010	January 1, 2010
Cash at bank and on hand	$48,063	$61,118	$21,863
Short term bank deposits	13,410	9,180	8,900
	$61,473	$70,298	$30,763

4.	Derivatives

	March 31, 2011		December 31, 2010		January 1, 2010
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Lead Asian options	$-	$-	$-	$-	$2	$-
Zinc Asian options	-	-	-	-	-	263
Lead forward contracts	-	343	-	14	-	1,356
Zinc forward contracts	12	-	-	6	-	1,473
Silver forward contracts	-	414	-	113	35	-
Total	$12	$757	$-	$133	$37	$3,092

The Company enters into forward commodity contracts as well as put and call option commodity arrangements to secure a minimum price level on part of its zinc and lead metal production.  Additionally, for the unhedged balance of production, the Company enters regularly into short term forward and option metal contracts to fix the final settlement price of metal delivered in concentrates, where the final settlement price is yet to be set at a future quotational period according to contract terms.

The forward sale and option contracts are settled against the arithmetic average of metal spot prices over the month in which the contract matures.  The contracts are spread evenly over the periods with settlement occurring on a monthly basis.  No initial premium associated with these trades has been paid.

5.	Accounts Receivable and Other Assets and Deposits on Long Term Assets

The current accounts receivables and other assets are comprised of the following:

	March 31, 2011	December 31, 2010	January 1, 2010
Current
Trade receivables	$8,884	$11,224	$7,154
Current portion of long term receivables - net	519	39	121
Prepaid expenses	855	903	313
Advances and other receivables	2,516	1,288	1,023
Accounts receivable and other assets	$12,774	$13,454	$8,635
GST/HST and value added tax receivable	4,795	3,542	601
	$17,569	$16,996	$9,236

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

5.           Accounts Receivable and Other Assets and Deposits on Long Term Assets (continued)

Deposits on long term assets includes the non-current accounts receivable and other assets comprised of the following:

	March 31, 2011	December 31, 2010	January 1, 2010
Non-current
Long term receivables	$1,008	$47	$137
Less: current portion of long term receivables	(519)	(39)	(121)
Non-current portion of long term receivables - net	489	8	16
Deposits on equipment	5,235	3,097	-
Deposits paid to contractors	4,158	1,581	-
Other	344	-	-
	$10,226	$4,686	$16

As at March 31, 2011 trade receivables of $nil (2010: $nil) (January 1, 2010: $nil) were past due and impaired. The aging analysis of these trade receivables is as follows:

	March 31, 2011	December 31, 2010	January 1, 2010
0-30 days	$7,581	$9,754	$7,154
31-60 days	780	1,057	-
61-90 days	522	413	-
over 90 days	1	-	-
	$8,884	$11,224	$7,154

The Company allowance for doubtful accounts is $nil (2010: $nil) (January 1, 2010: $nil).

6.	Inventories

	March 31, 2011	December 31, 2010	January 1, 2010
Concentrate stock piles	$909	$346	$651
Ore stock piles	1,666	1,274	203
Materials and supplies	2,580	2,398	1,474
Total inventories	$5,155	$4,018	$2,328

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

7.	Mineral Properties, Property, Plant and Equipment

	Mineral Properties	Machinery and Equipment	Land and Buildings	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Work in Progress	Total
Period ended March 31, 2011
Opening net book value	$82,737	$6,897	$7,013	$3,177	$112	$2,893	$14,534	$117,363
Additions	6,269	862	-	721	24	16	7,216	15,108
Disposals	-	(949)	-	-	-	-	-	(949)
Depreciation charge	(1,247)	(388)	(249)	(85)	(26)	(189)	-	(2,184)
Reclassification	-	(1)	-	(517)	-	-	(1,790)	(2,308)
Closing net book amount	$87,759	$6,421	$6,764	$3,296	$110	$2,720	$19,960	$127,030

As at March 31, 2011
Cost	102,898	$10,587	$9,076	$4,195	$459	$4,190	$19,960	$151,365
Accumulated depreciation and impairment	(15,139)	(4,166)	(2,312)	(899)	(349)	(1,470)	-	(24,335)
Net book amount	$87,759	$6,421	$6,764	$3,296	$110	$2,720	$19,960	$127,030

	Mineral Properties	Machinery and Equipment	Land and Buildings	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Work in Progress	Total
Year ended December 31, 2010
Opening net book value	$68,277	$6,916	$4,033	$1,117	$197	$2,682	$1,953	$85,175
Additions	18,619	1,574	155	2,436	88	928	16,490	40,290
Disposals	(555)	(20)	(1)	(10)	(67)	-	-	(653)
Depreciation charge	(3,604)	(1,509)	(768)	(273)	(106)	(664)	-	(6,924)
Reclassification	-	(64)	3,594	(93)	-	(53)	(3,909)	(525)
Closing net book amount	$82,737	$6,897	$7,013	$3,177	$112	$2,893	$14,534	$117,363

As at December 31, 2010
Cost	96,629	$11,060	$9,076	$3,985	$436	$4,174	$14,534	$139,894
Accumulated depreciation and impairment	(13,892)	(4,163)	(2,063)	(808)	(324)	(1,281)	-	(22,531)
Net book amount	$82,737	$6,897	$7,013	$3,177	$112	$2,893	$14,534	$117,363

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

7.           Mineral Properties, Property, Plant and Equipment (continued)

	Mineral Properties	Machinery and Equipment	Land and Buildings	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Work in Progress	Total
As at January 1, 2010
Opening net book value	$61,702	$6,661	$3,365	$1,025	$392	$1,629	$1,493	$76,267
Additions due to business combinations	(532)	-	-	-	-	-	-	(532)
Additions	10,953	125	138	229	-	1,425	2,652	15,522
Disposals	(1,250)	(77)	(1)	(26)	(80)	(23)	-	(1,457)
Depreciation charge	(2,596)	(1,250)	(392)	(216)	(115)	(349)	-	(4,918)
Reclassification	-	1,457	923	105	-	-	(2,192)	293
Closing net book amount	$68,277	$6,916	$4,033	$1,117	$197	$2,682	$1,953	$85,175

As at January 1, 2010
Cost	78,565	$9,933	$5,071	$1,548	$437	$3,249	$1,953	$100,756
Accumulated depreciation and impairment	(10,288)	(3,017)	(1,038)	(431)	(240)	(567)	-	(15,581)
Net book amount	$68,277	$6,916	$4,033	$1,117	$197	$2,682	$1,953	$85,175

8.	Accounts Payable and Accrued Liabilities

	March 31, 2011	December 31, 2010	January 1, 2010
Current
Trade accounts payable	$6,538	$3,967	$2,580
Payroll and other payables	5,095	5,249	2,556
Restricted share unit payable	249	87	-
	$11,882	$9,303	$5,136

9.	Related Party Transactions

a)	Purchase of Goods and Services

The Company incurred the following related party transactions :

	Three months ended March 31,
Transactions with related parties	2011	2010
Salaries and wages 1,2	27	29
Other general and administrative expenses 3	47	80
	$74	$109

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

9.           Related Party Transactions (continued)

a)	Purchase of Goods and Services (continued)

1	Salaries and wages includes employees' salaries and benefits charged to the Company based on an estimated percentage of the actual hours worked for the Company.
2, 3      Radius Gold Inc. (“Radius”) has directors in common with the Company and shares office space, and is reimbursed for various general and administrative costs incurred on behalf of the Company.

The Company issued 6,756 (2010: 7,813) common shares, at a fair market value of $4.44 (2010: $2.56)  per share and $30 cash (2010: $20) to Radius Gold, under the option to acquire a 60% interest in Tlacolula silver project located in the State of Oaxaca, Mexico.

b)	Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, and the Chief Executive Officer of the Company.  The compensation paid or payable to key management for employee services is shown below:

	Three months ended March 31,
	2011	2010
Salaries and other short term employee benefits	$775	$251
Share-based payments	223	-
	$998	$251

The share-based payments includes the change in the RSU fair value period over period.

c)	Period-end Balances arising from Purchases of Goods/Services

Amounts due to/(from) related parties	March 31, 2011	December 31, 2010	January 1, 2010
Owing (from)/to a director and officer4	$(2)	$(1)	$(1)
Owing to a company with common directors 3	80	41	50
	$78	$40	$49

4	Owing from a director includes non-interest bearing advances to two directors and officers and one officer at March 31, 2011 and one officer and director at December 31, 2010 and January 1, 2010.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

9.           Related Party Transactions (continued)

d)	Transactions with Directors

Transactions with non-executive Directors is shown below:

	Three months ended March 31,
	2011	2010
Directors fees	$61	$48
Consulting fees	46	43
Short term benefits	14	2
Share-based payments	216	-
	$337	$93

The share-based payments includes the change in the DSU fair value period over period.
Consulting fees includes fees paid to two (2010: two) directors.

10.	Leases and Long Term Liabilities

Leases and long term liabilities are comprised of the following:

	March 31,	December 31,	January 1,
	2011	2010	2010
Obligations under finance lease (a)	$1,291	$1,545	$1,848
Long term liability (b)	739	705	644
Deferred share units (Note 12 c))	2,230	1,955	-
Restricted share units (Note 12 d))	373	131	-
	4,633	4,336	2,492
Less: current portion
Obligations under finance lease	1,000	1,083	1,038
Restricted share units	249	87	-
	$3,384	$3,166	$1,454

a)	Obligations under Finance lease

The following is a schedule of the Company’s future minimum lease payments. These are related to the acquisition of mining equipment, vehicles, and buildings.

	March 31,	December 31,	January 1,
Obligations under Finance Lease	2011	2010	2010
Not later than 1 year	$1,053	$1,150	$1,151
Less future finance charges on finance lease	(53)	(67)	(113)
	1,000	1,083	1,038
Later than 1 year but less than 5 years	295	472	862
Less future finance charges on finance lease	(4)	(10)	(52)
	291	462	810
Present value of finance lease payments	$1,291	$1,545	$1,848

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

10.           Leases and Long Term Liabilities (continued)

b)	Long Term Liabilities

In May 2008, the Company acquired the Monte Alban II concession for which a payment of $800 is due May 2012.  This payment is non-interest bearing.

11.	Provisions for Other Liabilities and Charges

A summary of the Company’s provisions for other liabilities and charges is presented below:

Decommissioning
and Restoration
Liability
Balance - December 31, 2009	$1,092
Increase to existing provisions	1,675
Unwinding of discount	150
Balance - January 1, 2010	$2,917
New provisions	1,583
Increase to existing provisions	125
Unwinding of discount	163
Exchange differences	93
Balance - December 31, 2010	$4,881
Unwinding of discount	40
Exchange differences	58
Balance - March 31, 2011	$4,979

In view of the uncertainties concerning environmental reclamation, the ultimate cost of reclamation activities could differ materially from the estimated amount recorded.  The estimate of the Company’s decommissioning and restoration liability relating to the Caylloma mine is subject to change based on amendments to laws and regulations and as new information regarding the Company’s operations becomes available.

Future changes, if any, to the estimated liability as a result of amended requirements, laws, regulations, operating assumptions, estimated timing and amount of obligations may be significant and would be recognized prospectively as a change in accounting estimate.  Any such change would result in an increase or decrease to the liability and a corresponding increase or decrease to the mineral properties, property, plant and equipment balance.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

12.	Share Capital

a)	Unlimited Common Shares Without Par Value

During the year ended December 31, 2010, the Company issued an aggregate of 26,507,500 common shares, under two bought deal financings, for gross proceeds of $78,528.  Net proceeds of $73,919 after share issuance costs of $4,609 were raised from the bought deal financings comprised of: 15,007,500 common shares at CAD$2.30 per share, for net proceeds of $31,135; and 11,500,000 common shares at CAD$4.00 per share, for net proceeds of $42,784.

During the current year, the Company issued 6,756 (2010: 7,813) common shares, at a fair market value of $4.44 (2010: $2.56) per share Radius Gold, under the option to acquire a 60% interest in Tlacolula silver project located in the State of Oaxaca, Mexico.

b)	Share Options

The Company’s stock option plan, approved by the shareholders on August 30, 2006 and accepted by the TSX Venture Exchange on October 16, 2006 provides a rolling maximum of the issuance of common treasury shares equal to up to ten percent of the issued and outstanding common shares with no vesting provisions.  The exercise price of the optioned shares are no less than the market price, with a maximum term of ten years from grant.  Shareholder approval of the Company’s stock option plan was not obtained at the Company’s annual general meeting held on June 23, 2010.

The Company uses the fair value method of accounting for share options granted to directors, officers, and employees.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility, risk-free interest rate and expected life of the options.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

The following is a summary of option transactions:

	March 31, 2011		December 31, 2010
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price
	(in 000's)	(CAD$)	(in 000's)	(CAD$)
Outstanding at beginning of the period	4,551	$1.51	8,215	$1.50
Exercised	(395)	0.93	(1,000)	$1.03
Cancelled	-	-	(2,665)	$1.62
Outstanding at end of the period	4,156	$1.56	4,551	$1.51
Vested and exercisable at end of the period	4,156	$1.56	4,551	$1.51

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

12.           Share Capital (continued)

b)           Share Options (continued)

Subsequent to March 31, 2011 to May 13, 2011 167,000 share purchase options were exercised at prices ranging from CAD$0.83 to CAD$1.66 per share, resulting in issued and outstanding shares of 123,066,221.

The following table summarizes information related to stock options outstanding and exercisable at March 31, 2011:

Exercise price in CAD$	Number of outstanding share purchase options (in 000's)	Weighted average remaining contractual life of outstanding share purchase options (years)	Weighted average exercise price on outstanding share purchase options CAD$	Vested share purchase options (in 000's)	Weighted average exercise price on vested share purchase options CAD$
$0.80 to $0.99	1,261	7.5	$0.85	1,261	$0.85
$1.00 to $1.99	1,775	5.2	1.61	1,775	1.61
$2.00 to $2.75	1,120	5.9	2.30	1,120	2.30
$0.80 to $2.75	4,156	6.1	$1.56	4,156	$1.56

The weighted average remaining life of vested share purchase options at March 31, 2011 was 6.1 years (2010: 6.4 years).

c)	Deferred Share Units Cost

During 2010, the Company implemented a deferred share unit plan which allows for up to 1% of the number of shares outstanding from time to time to be granted to eligible directors.  All grants under the plan are fully vested upon credit to an eligible directors’ account. As at March 31, 2011, there are 409,097 (2010: 409,097) deferred share units outstanding with a fair value of $2,230 (2010: $1,955).

Subsequent to March 31, 2011, 70,000 deferred share units were settled in cash for CAD$5.30 per unit for a total payment of CAD$371,000.

d)	Restricted Share Units Cost

During 2010, the Company implemented a restricted share unit plan for certain employees or officers.  The RSUs entitle employees or officers to a cash payment after the end of a performance period of up to two years following the date of the award.  The RSU payment will be an amount equal to the fair market value of the Company’s common share on the five trading days immediately prior to the end of the performance period multiplied by the number of RSUs held by the employee.

As at March 31, 2011, there are 219,114 (2010: 219,114) restricted share units outstanding with a fair value of $373 (2010: $131).

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

12.           Share Capital (continued)

e)	Earnings per Share

i.	Basic

Basic earnings per share is calculated by dividing the profit attributable to equity owners of the Company by the weighted average number of shares outstanding during the period.

The following table sets forth the computation of basic earnings per share:

	Three months ended March 31,
	2011	2010
Net earnings available to equity owners	$4,782	$5,724
Weighted average number of shares (in '000's)	122,609	99,859
Basic earnings per share	$0.04	$0.06
Basic earnings per share from continuing operations	$0.04	$0.06

ii.	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares.  The potentially dilutive shares relate to share options and warrants.  A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the exercise prices of outstanding share options, share purchase warrants and convertible debentures. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

The following table sets forth the computation of diluted earnings per share:

	Three months ended March 31,
	2011	2010
Net earnings available to equity owners	$4,782	$5,724
Weighted average number of shares ('000's)	122,609	99,859
Effect of dilutive securities
Incremental shares from share options	1,390	4,918
Weighted average diluted shares outstanding	123,999	104,777
Diluted earnings per share	$0.04	$0.05

Diluted earnings per share from continuing operations	$0.04	$0.05

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

13.	Supplemental Cash Flow Information

		Three months ended March 31,
	Note	2011	2010
Non-cash Investing and Financing Activities:
Issuance of shares on purchase of mineral properties, property,
plant and equipment	7	$30	$20

14.	Capital Disclosure

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern.

The capital of the Company consists of shareholders’ equity and bank loan, net of cash.  The Board of Directors does not establish a quantitative return on capital criteria for management.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The management of the Company believes that the capital resources of the Company as at March 31, 2011, are sufficient for its present needs for the next 12 months.  The Company is not subject to externally imposed capital requirements.

The Company’s overall strategy with respect to capital risk management remained unchanged during the year.

15.	Management of Financial Risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk.  The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

a)	Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, short term investments, accounts receivable, accounts payable and accrued liabilities, and due to related parties approximate their fair value due to the relatively short periods to maturity and the terms of these financial instruments.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

15.           Management of Financial Risk (continued)

a)           Fair Value of Financial Instruments (continued)

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 to 3 based upon the degree to which the fair value is observable.

—	Level 1 - inputs to the valuation methodology are quoted (unadjusted) for identical assets or liabilities in active markets.
—
Level 2 - inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

—	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value of measurement.

The Company has classified the determination of fair value of accounts receivable and derivatives as level 2, as the valuation method used by the Company includes an assessment of assets in quoted markets with significant observable inputs.

	Financial assets (liabilities) at fair value as at March 31, 2011
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$61,473	$-	$-	$61,473
Short term investments	21,095	-	-	21,095
Accounts receivable	-	8,884	-	8,884
Derivatives	-	(745)	-	(745)
	$82,568	$8,139	$-	$90,707

There were no changes in the levels during the period ended March 31, 2011.

	Financial assets (liabilities) at fair value as at December 31, 2010
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$70,298	$-	$-	$70,298
Short term investments	20,509	-	-	20,509
Accounts receivable	-	12,551	-	12,551
Derivatives	-	(133)	-	(133)
	$90,807	$12,418	$-	$103,225

There were no changes in the levels during the period ended December 31, 2010.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

15.           Management of Financial Risk (continued)

a)           Fair Value of Financial Instruments (continued)

Accounts receivable includes accounts receivable from provisional sales. The fair value of accounts receivable resulting from provisional pricing reflect observable market commodity prices.  Resulting fair value changes to accounts receivable are through sales.  Transactions involving accounts receivable are with counterparties the Company believes are creditworthy.

Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices.  Resulting fair value changes to derivatives are through net gain (loss) on commodity contracts.  Transactions involving derivatives are with counterparties the Company believes to be creditworthy.

During the period ended March 31, 2011, there have been no changes in the classification of financial assets and liabilities in level 3 of the hierarchy.

b)	Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru and Mexico  and a portion of its expenses are incurred in Canadian dollars, Nuevo Soles, and Mexican Pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

As at March 31, 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Nuevo Soles and Mexican Pesos (all amounts are expressed in thousands of Canadian dollars, thousands of Nuevo Soles or thousands of Mexican Pesos):

	March 31, 2011				December 31, 2010
	Canadian	Nuevo		Mexican	Canadian	Nuevo		Mexican
	Dollars	Soles		Pesos	Dollars	Soles		Pesos
Cash and cash equivalents	$37,201	S/.	1,159	$800	$54,782	S/.	741	$2,201
Short term investments	20,515		-	-	-		-	-
Accounts receivable and other assets	184		1,643	56,916	71		1,304	42,452
Deposits on long term assets	-		-	62,235	-		-	24,209
Accounts payable and accrued liabilities	(579)		(11,702)	(17,060)	(625)		(15,493)	(6,390)
Income tax payable	-		(6,548)	-	-		(11,775)	-
Leases and long term liabilities	(2,289)		-	-	(1,999)		-	-
Provisions	-		(8,992)	(19,959)	-		(9,169)	(19,959)

Based on the above net exposure as at March 31, 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $6,288 and a net loss of $198.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

15.           Management of Financial Risk (continued)

c)	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents and short term investments are held through large Canadian, international and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables are held with large international metals trading companies.

The Company holds derivative contracts with financial institutions and in this regard is exposed to counterparty risk. The Company mitigates this risk by transacting only with reputable financial institutions to minimize credit risk.

The Company’s maximum exposure to credit risk at March 31, 2011 is as follows:

	March 31, 2011	December 31, 2010
Cash and cash equivalents	$61,473	$70,298
Short term investments	21,095	20,509
Accounts receivable	11,919	12,551
GST/HST and value added tax receivable	4,795	3,542
	$99,282	$106,900

d)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

15.           Management of Financial Risk (continued)

d)           Liquidity Risk (continued)

	Expected payments due by period as at March 31, 2011
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Accounts payable and accrued liabilities	$11,882	$-	$-	$-	$11,882
Due to related parties	78	-	-	-	78
Derivatives	757	-	-	-	757
Income tax payable	2,334	-	-	-	2,334
Long term liability	1,053	3,388	-	-	4,441
	$16,104	$3,388	$-	$-	$19,492

e)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value is limited because the balances are generally held with major financial institutions in demand deposit accounts.

A 10% change in interest rates would cause a $55 change in net earnings on an annual basis.

f)	Metal Price Risk

The Company is exposed to metals price risk with respect to silver, gold, zinc, lead, and copper sold through its mineral concentrate products.  The Company mitigates this risk by implementing price protection programs for some of its zinc and lead production through the use of derivative instruments.  As a matter of policy, the Company does not hedge its silver production.

There is no material impact of the metals prices on the financial statements.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

16.	Segmented Information

The Company’s operating segments are  based on the reports reviewed by the senior management group that are used to make strategic decisions.

The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units.

The segment information provided to the board for the reportable segments for the three month period ended March 31, 2011 is as follows:

The segment information provided to the board for the reportable segments is as follows:

	Corporate	Bateas	Cuzcatlan	Total
Three months ended March 31, 2011
Sales to external customers	$-	$21,673	$-	$21,673
Sales to internal customers	$1,135	$-	$-	$1,135
Interest income	$199	$51	$-	$250
Interest expense	$73	$64	$-	$137
Depreciation, depletion, and amortization	$55	$1,768	$-	$1,823
Income taxes	$-	$3,378	$30	$3,408
Cost of sales	$-	$8,620	$-	$8,620
Selling, general and administrative expenses	$2,717	$943	$(28)	$3,632
Income (loss) before tax	$(2,946)	$11,086	$50	$8,190
Income (loss) for the period	$(2,976)	$7,708	$50	$4,782
Three months ended March 31, 2010
Sales to external customers	$-	$17,376	$-	$17,376
Sales to internal customers	$108	$-	$-	$108
Interest income	$34	$38	$-	$72
Interest expense	$-	$76	$-	$76
Depreciation, depletion, and amortization	$30	$1,487	$-	$1,517
Income taxes	$-	$3,310	$-	$3,310
Cost of sales	$-	$7,920	$-	$7,920
Selling, general and administrative expenses	$1,289	$704	$-	$1,993
Income (loss) before tax	$(1,088)	$10,122	$-	$9,034
Income (loss) for the period	$(1,088)	$6,812	$-	$5,724

As at March 31, 2011
Total assets	$71,387	$79,346	$91,815	$242,548
Total liabilities	$4,178	$23,100	$5,627	$32,905
As at December 31, 2010
Total assets	$81,900	$74,950	$77,020	$233,870
Total liabilities	$3,404	$24,794	$3,082	$31,280

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

16.           Segmented Information (continued)

For the three month periods ended March 31, 2011 and 2010, two customers, represented 100% of total sales to external customer in Peru and of the Company as follows:

	Three months ended March 31,
	2011	2010
1	$19,937	$12,009
2	1,736	5,367
Total	$21,673	$17,376
% of sales	100%	100%

17.	Contingencies and Capital Commitments

a)	Bank Letter of Guarantee

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.

Banco Bilbao Vizcaya Argentaria, S.A., a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation associated with the approved Bateas’ mine closure plan, for the sum of $293.  This bank letter of guarantee expires 360 days from December 2010.

Banco Bilbao Vizcaya Argentaria, S.A., has also established bank letters of guarantee totalling $54 to provide an annual guarantee associated with an office lease contract and truck rentals.  These bank letters of guarantee expire 360 days from June 2010.

b)	Capital Commitments

As at March 31, 2011, capital commitments not disclosed elsewhere in the condensed consolidated financial statements include the development of the San Jose property located in Mexico of which $26,733 forecasted to be expended within one year.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

17.           Contingencies and Capital Commitments (continued)

c)	Other Commitments

The Company has a contract to guarantee power supply at its Caylloma mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 2,800 Kw) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract is automatically renewed every two years for a period of 10 years.  Renewal can be avoided without penalties by notifying 10 months in advance of renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.

The Company acts as guarantor to finance lease obligations held by two of its mining contractors.  These finance lease contracts are related to the acquisition of mining equipment deployed at the Caylloma mine. As at March 31, 2011, these obligations amounted to $556 with $136 and $420 maturing in 2011 and 2012, respectively.

18.	Subsequent Event up to May 13, 2011

Subsequent to March 31, 2011, the Company granted 48,824 deferred share units with a market value of CAD$232, at the date of grant, to a director.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

19.	First-time Adoption of IFRS

IFRS 1 First-time Adoption of International Financial Reporting Standards, which governs the first-time adoption of IFRS, in general requires accounting policies to be applied retrospectively to determine the opening financial position at the Company’s transition date of January 1, 2010, and allows certain exemptions on the transition to IFRS.  The elections the Company has decided to apply and that are considered significant to the Company include:

—	not to restate previous business combinations;
—	not to apply IFRS 2 to share-based payment transactions settled before January 1, 2010;
—	reset the cumulative translation difference account to zero on transition;
—	apply IAS 23 “Borrowing Costs” effective, January 1, 2010; and,
—
apply IFRC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities as of January 1, 2010.  This avoids the requirement to recalculate the liability retrospectively from the date of recognition and then remeasure it at each subsequent reporting period up until the date of transition.

The IFRS 1 mandatory exceptions applied by the Company in the conversion from Canadian GAAP to IFRS included estimates.  In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP unless those estimates were in error. The Company’s IFRS estimates as at the Transition Date are consistent with its Canadian GAAP estimates as at that date.

Adjustments on transition to IFRS

Adoption of IFRS resulted in changes to the Company’s Statements of Financial Positions, Statements of Income, Statements of Comprehensive Income (Loss), Statements of Cash Flow, and Statements of Changes in Equity as set out below:

a)	Foreign Exchange

Under IAS 21, each entity in a group must be analyzed, through application of primary and secondary factors, to determine its functional currency.  Based on this assessment, the functional currency of each of the entities in the group is the US$, with the exception of the parent entity and certain holding companies which have a Canadian dollar functional currency.  Under Canadian GAAP, the parent entity had a Canadian dollar measurement currency and all subsidiaries were integrated with the exception of Bateas which was self-sustaining.  The presentation currency will continue to be US$.

The Group uses the direct consolidation whereby, the parent entity and the holding Companies which will have a CAD$ functional currency will be translated to US$ using the closing rate method with the differences to the cumulative translation adjustment account.  Those entities with a US$ functional currency don’t require translation.  Under Canadian GAAP, the Group used the indirect consolidation method whereby all entities were first translated to CAD$ and then the entire consolidation translated to US$ for presentation purposes.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

19.           First-time Adoption of IFRS (continued)

Adjustments on transition to IFRS (continued)

b)	Deferred Income Tax

Under IFRS, income taxes include all domestic and foreign taxes based on taxable profits. The Company accounted for Peruvian statutory workers participation under Canadian GAAP as an income tax.  Under IFRS the statutory workers participation is accounted for as an employee benefit under IAS 19.Accordingly, future Peruvian Workers Participation balances have been derecognized and Current Workers Participation expense has been reclassified from income tax expense to operating expenses.

Under IFRS, deferred tax is recognized on the difference between the accounting basis and tax basis of all items.  Under Canadian GAAP income tax assets or liabilities were not recognized for differences arising between the historical exchange rate and the current exchange rate translation of the cost of non-monetary assets or liabilities of integrated foreign operations.

For foreign currency non-monetary assets or liabilities where the tax basis currency differs from the functional currency of the entity, foreign exchange differences will result in tax assets or liabilities which were not previously recognized under Canadian GAAP.  This difference will result in added volatility in the tax expense as foreign exchange rate changes will have an impact on the tax expense.

IAS 12 does not permit recognition of temporary differences on the initial acquisition of assets that do not constitute a business combination.  There is no similar prohibition under Canadian GAAP.  Deferred tax arising from temporary differences on initial recognition have been reversed against mineral properties, property, plant and equipment and retained earnings.

c)	Reset Accumulated Other Comprehensive Income to Zero

The Company has taken the exemption under IFRS1which allows for the cumulative translation differences that existed at the date of transition to IFRS to be reset to zero.

d)	Provisions for other liabilities and charges

Where a provision is recognized, IFRS requires the estimate to be discounted at a risk-free pre-tax rate, typically that of a government bond that is matched to the expected risk adjusted cash flows.  On transition, the Company used a risk free rate to discount their decommissioning liabilities and this results in an increased decommissioning liability being recognized under IFRS as compared to Canadian GAAP.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

19.           First-time Adoption of IFRS (continued)

Adjustments on transition to IFRS (continued)

e)	Reclassification of items in the Statement of Income

The Company has reclassified the following income and expense items in the consolidated statements of income:

—	government royalties to sales from selling, general and administrative expenses;
—	distribution costs to cost of sales from selling, general and administrative expenses;
—	community relation costs to cost of sales from selling, general and administrative expenses;
—	other income and expenses from interest and other income and expenses to selling, general and administrative expenses;
—	exploration and evaluation costs moved from selling, general and administrative expenses;
—	interest expense includes interest on debt financing and unwinding of discount;
—	current workers participation from income tax to cost of sales and selling, general and administrative expenses; and,
—	depletion and depreciation combined with cost of sales.

The above changes are reclassifications within our statement of income so there is no net impact to our income as a result of these changes.

f)	Reconciliation of Consolidated Shareholder’s Equity

The reconciliations between the Canadian GAAP and IFRS consolidated Shareholders’ Equity are provided below:

		January 1,	March 31,	December 31,
Expressed in $ '000's		2010	2010	2010
Shareholders' Equity, Canadian GAAP		$112,557	$152,054	$206,008
Adjustments:
Effect of foreign exchange on inventory, deposits on long term assets, and mineral
properties, property, plant and equipment	19 a)	(2,539)	(4,015)	(5,339)
Deferred income tax adjustments	19 b)	1,475	1,719	1,944
Transfer of accumulated other comprehensive income to retained earnings (deficit)	19 c)	2,898	2,898	2,898
Reset accumulated other comprehensive income to zero	19 c)	(2,898)	(2,898)	(2,898)
Adjustment to revise provisions	19 d)	(312)	(193)	(254)
Adjustment for depletion on mineral properties related to provisons	19 d)	179	191	231
Total IFRS adjustments to Shareholders' Equity		(1,196)	(2,299)	(3,418)
Shareholders' Equity, IFRS		$111,361	$149,756	$202,590

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

19.           First-time Adoption of IFRS (continued)

g)	Reconciliation of Consolidated Statements of Financial Position

The reconciliations between the Canadian GAAP and IFRS consolidated statements of financial position at January 1, 2010 and December 31, 2010 (date of transition to IFRS) are provided below.

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

19.           First-time Adoption of IFRS (continued)

		January 1, 2010
		Canadian	Effect of Transition
	Notes	GAAP	to IFRS	IFRS
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$30,763	$-	$30,763
Short term investments		6,034	-	6,034
Accounts receivable and other assets		8,635	-	8,635
GST/HST and value added tax receivable		601	-	601
Inventories	19 a)	2,329	(1)	2,328
		48,362	(1)	48,361
NON-CURRENT ASSETS
Deposits on long term assets		16	-	16
Mineral properties, property, plant and equipment	19 a) b) d)	91,360	(6,185)	85,175
		$139,738	$(6,186)	$133,552

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	19 a)	$5,132	$4	$5,136
Due to related parties		49	-	49
Derivatives		3,055	-	3,055
Income tax payable		2,949	-	2,949
Current portion of long term liability		1,038	-	1,038
		12,223	4	12,227
NON-CURRENT LIABILITIES
Leases and long term liabilities		1,454	-	1,454
Provisions for other liabilities and charges	19 d)	2,529	388	2,917
Deferred income tax liabilities	19 b) d)	10,975	(5,382)	5,593
		27,181	(4,990)	22,191
SHAREHOLDERS’ EQUITY
Common shares		104,701	-	104,701
Contributed surplus		14,315	-	14,315
Retained earnings (deficit)	19 a) b) c) d)	(9,357)	1,702	(7,655)
Accumulated other comprehensive income	19 c	2,898	(2,898)	-
		(6,459)	(1,196)	(7,655)
		112,557	(1,196)	111,361
		$139,738	$(6,186)	$133,552

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

19.           First-time Adoption of IFRS (continued)

g)           Reconciliation of Consolidated Statements of Financial Position (continued)

		March 31, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$68,215	$-	$68,215
Short term investments		1,041	-	1,041
Accounts receivable and other assets		8,957	-	8,957
GST/HST and value added tax receivable		714	-	714
Inventories	19 a)	2,567	(7)	2,560
		81,494	(7)	81,487
NON-CURRENT ASSETS
Deposits on long term assets		36	-	36
Mineral properties, property, plant and equipment	19 a) b) d)	95,694	(7,652)	88,042
		$177,224	$(7,659)	$169,565

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities		$5,826	$-	$5,826
Due to related parties		53	-	53
Derivatives		42	-	42
Income tax payable		1,915	-	1,915
Current portion of long term liability		928	-	928
		8,764	-	8,764
NON-CURRENT LIABILITIES
Leases and long term liabilities		1,306	-	1,306
Provisions for other liabilities and charges	19 d)	2,575	434	3,009
Deferred income tax liabilities	19 b) d)	12,525	(5,795)	6,730
		25,170	(5,361)	19,809
SHAREHOLDERS’ EQUITY
Common shares		136,253	-	136,253
Contributed surplus		14,195	-	14,195
Retained earnings (deficit)	19 a) b) c) d)	(4,061)	2,130	(1,931)
Accumulated other comprehensive income	19 c)	5,667	(4,428)	1,239
		1,606	(2,298)	(692)
		152,054	(2,298)	149,756
		$177,224	$(7,659)	$169,565

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

19.           First-time Adoption of IFRS (continued)

g)           Reconciliation of Consolidated Statements of Financial Position (continued)

		December 31, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$70,298	$-	$70,298
Short term investments		20,509	-	20,509
Accounts receivable and other assets		13,454	-	13,454
GST/HST and value added tax receivable		3,542	-	3,542
Inventories	19 a)	4,034	(16)	4,018
		111,837	(16)	111,821
NON-CURRENT ASSETS
Deposits on long term assets		4,533	153	4,686
Mineral properties, property, plant and equipment	19 a) b) d)	126,813	(9,450)	117,363
		$243,183	$(9,313)	$233,870

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities		$9,303	$-	$9,303
Due to related parties		40	-	40
Derivatives		133	-	133
Income tax payable		4,192	-	4,192
Current portion of long term liability		1,083	-	1,083
		14,751	-	14,751
NON-CURRENT LIABILITIES
Leases and long term liabilities		3,166	-	3,166
Provisions for other liabilities and charges	19 d)	4,924	(43)	4,881
Deferred income tax liabilities	19 b) d)	14,334	(5,852)	8,482
		37,175	(5,895)	31,280
SHAREHOLDERS’ EQUITY
Common shares		180,403	-	180,403
Contributed surplus		11,116	-	11,116
Retained earnings (deficit)	19 a) b) c) d)	3,597	4,751	8,348
Accumulated other comprehensive income	19 c)	10,892	(8,169)	2,723
		14,489	(3,418)	11,071
		206,008	(3,418)	202,590
		$243,183	$(9,313)	$233,870

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

19.           First-time Adoption of IFRS (continued)

h)	Reconciliations of Consolidated Statements of Income

The reconciliation between the Canadian GAAP and IFRS consolidated statements of income for the three month period ended March 31, 2010 and the year ended December 31, 2010 are provided below:

		Three months ended March 31, 2010
			Effect of
			Tansition
	Notes	CAD GAAP	to IFRS	IFRS
Sales	19 e)	$17,543	$(167)	$17,376
Cost of sales	19 d) e)	6,778	1,142	7,920
Mine operating income		10,765	(1,309)	9,456

Other expenses
Selling, general and administrative expenses	19 a) e)	3,060	(1,067)	1,993
Exploration and evaluation costs	19 e)	69	-	69
Net (gain) loss on commodity contracts		(1,747)	-	(1,747)
Loss on disposal of mineral properties, property, plant and
equipment		103	-	103
Operating income		9,280	(242)	9,038

Finance items
Interest income	19 d) e)	136	(64)	72
Interest expense	19 e)	(37)	(39)	(76)
Net finance income (expense)		99	(103)	(4)

Income before tax		9,379	(345)	9,034

Income taxes	19 b) d) e)	4,083	(773)	3,310
Income for the period		$5,296	$428	$5,724

Earnings per Share - Basic		$0.05	$0.01	$0.06
Earnings per Share - Diluted		$0.05	$-	$0.05
Weighted average number of shares outstanding - Basic		99,859,302		99,859,302
Weighted average number of shares outstanding - Diluted		104,776,752		104,776,752

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

19.           First-time Adoption of IFRS (continued)

h)           Reconciliation of Consolidated Statements of Income (continued)

		Year ended December 31, 2010
			Effect of
			Transition
	Notes	CAD GAAP	to IFRS	IFRS
Sales	19 e)	$74,056	(788)	$73,268
Cost of sales	19 d) e)	29,129	4,927	34,056
Mine operating income		44,927	(5,715)	39,212

Other expenses
Selling, general and administrative expenses	19 a) e)	16,529	(5,545)	10,984
Exploration and evaluation costs	19 e)	547	-	547
Net (gain) loss on commodity contracts		(736)	-	(736)
Loss on disposal of mineral properties, property, plant
and equipment		127	-	127
Loss on disposal of investment		119	-	119
Write-off of deferred exploration costs		443	-	443
Operating income		27,898	(170)	27,728

Finance items
Interest income	19 d) e)	(379)	872	493
Interest expense	19 e)	(544)	(164)	(708)
Net finance income (expense)		(923)	708	(215)

Income before tax		26,975	538	27,513

Income taxes	19 b) d) e)	14,020	(2,510)	11,510
Non-controlling interest		-	-	-
Income for the year		$12,955	$3,048	$16,003

Earnings per Share - Basic		$0.12	$0.03	$0.15
Earnings per Share - Diluted		$0.12	$0.02	$0.14
Weighted average number of shares outstanding - Basic		108,120,452		108,120,452
Weighted average number of shares outstanding - Diluted		110,564,767		110,564,767

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

19.           First-time Adoption of IFRS (continued)

i)	Reconciliations of Consolidated Statements of Comprehensive Income

The reconciliation between the Canadian GAAP and IFRS consolidated statements of comprehensive income for the three month period ended March 31, 2010 and year ended December 31, 2010 are provided below:

		Three months ended March 31, 2010
			Effect of
			Transition
	Notes	CAD GAAP	to IFRS	IFRS
Income (loss) for the period		$5,296	$428	$5,724
Other comprehensive income (loss)
Unrealized gain on translation of functional currency to
reporting currency	19 a)	2,769	(1,530)	1,239
Other comprehensive income		2,769	(1,530)	1,239
Total comprehensive income for the period		$8,065	$(1,102)	$6,963

		Year ended December 31, 2010
			Effect of
			Transition
	Notes	CAD GAAP	to IFRS	IFRS
Income (loss) for the year		$12,955	$3,048	$16,003
Other comprehensive income (loss)
Transfer of unrealized loss to realized loss upon reduction of net
investment, net of taxes	19 c)	2,100	(2,100)	-
Unrealized gain on translation of functional currency to
reporting currency	19 a)	5,895	(3,172)	2,723
Other comprehensive income		7,994	(5,271)	2,723
Total comprehensive income for the year		$20,949	$(2,223)	$18,726

FORTUNA SILVER MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited - All amounts in US$’000’s unless otherwise stated)

19.           First-time Adoption of IFRS (continued)

j)	Reconciliation of Consolidated Statements of Cash Flows

The adoption of IFRS has had no material impact on the net cash flows of the Company.  The changes made to the Consolidated Statements of Financial Position and Consolidated Statements of Comprehensive Income has resulted in reclassifications of various amounts on the Consolidated Statements of Cash Flows, however as there have been no material changes to the net cash flows, condensed reconciliations have been presented below.

		Three months ended March 31, 2010
	Notes	CAD GAAP	Effect of Transition to IFRS	IFRS
Effect of exchange rate changes on cash and cash equivalents	19 a)	1,711	(517)	1,194

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	19 a)	$35,741	517	$36,258

Cash and cash equivalents - beginning of year		30,763	-	30,763
CASH AND CASH EQUIVALENTS - END OF PERIOD		$68,215	$-	$68,215

		Year ended December 31, 2010
	Notes	CAD GAAP	Effect of Transition to IFRS	IFRS
Effect of exchange rate changes on cash and cash equivalents	19 a)	2,128	23	2,151

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	19 a)	$37,407	(23)	$37,384

Cash and cash equivalents - beginning of year		30,763	-	30,763
CASH AND CASH EQUIVALENTS - END OF YEAR		$70,298	$-	$70,298